September 12, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrowHub Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted August 22, 2024
CIK No. 0002024114

Dear SEC Officers:

On behalf of GrowHub Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 5, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002024114 (“F-1”), submitted on August 22, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business

Our Products and Services, page 57

1.	We note your response to prior comment 3. Please clarify how the company is able to monitor products in “the entire supply chain” that do not use GrowHub’s labeling technology.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 57 of the Revised F-1.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

2.	We note you have revised your presentation of your statement of operations in response to prior comment 4. Tell us how you considered the guidance in Rule 5-03 of Regulation SX for your current presentation. Specifically, revise your presentation to present Other income and Interest expense as non-operating income (expense) similar to your presentation in the prior amendment. Refer to Rule 5-03(b)(7) of Regulation S-X. Further, consider revising your line item, Changes in inventories, to a more applicable title such as inventory write-offs.

Response: In response to the Staff’s comment, the Company respectfully responds that we have updated the relevant disclosures on pages 42, 43 and F-4 of the Revised F-1 for the separation of the non-operating income (expenses) following guidance Rule 5-03 of Regulation S-X.

In respect of the changes in inventories line, we respectfully respond that we have updated disclosures on pages 42, 43 and F-4 of the Revised F-1 to update the “changes in inventories” line to “inventories written off” and “purchases and other direct costs.”

Notes to Consolidated Financial Statements

Note 6 - Intangible assets, net, page F-16

3.	We note your expanded disclosure in response to prior comment 5 in that you identify two benefits, or assets, acquired as part of the Peel Agri-Innovation Project. Tell us why you did not allocate the total purchase price between these two assets. Refer to ASC 805-50-30-3.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page F-16 of the Revised F-1. The Company respectfully submits there are no two distinct benefits being identified that required the total purchase price to be allocated between these two assets.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick